UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2021

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)

(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,

12th Floor,

City of Buenos Aires (A1428ARG),

Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Buenos Aires, November 12, 2021

NOTE DAJYR N° 177/21

Messrs.

COMISIÓN NACIONAL DE VALORES
Argentine Securities and Exchange Commission

Issuers´ Sub-Management Office

25 de Mayo 175

City of Buenos Aires

Messrs.

BOLSAS Y MERCADOS ARGENTINOS S.A.

Sarmiento 299

City of Buenos Aires

Ref: EDENOR S.A. – Significant Fact

Dear Sirs,

I am pleased to address you on behalf of Empresa Distribuidora y Comercializadora Norte S.A. (Edenor SA) (the “Company”) in compliance with current regulations, in order to inform the investing public that Empresa de Energía del Cono Sur S.A., shareholder of 100% of EDENOR's Class A shares, has announced the launch of a mandatory tender offer addressed to all the Company's shareholders, holders of Class B and C shares, according to the attached note.

Yours faithfully,

Silvana Coria

Market Relations Officer

Buenos Aires, November 12, 2021

Messrs.

Empresa Distribuidora y Comercializadora Norte S.A.

City of Buenos Aires

Ref: Material Fact – Launching of a mandatory Tender Offer

Dear Sirs,

I am pleased to address you in my capacity as President of Empresa de Energía del Cono Sur S.A. for the purpose of notifying the launching of the Mandatory Tender Offer for Class B and Class C Shares of Edenor and, in this regard, I kindly request you to publish as a material fact in the Financial Information Highway of the National Securities Commission the publication of the Tender Offer Prospectus and the Announcement corresponding to such publication, which are attached to this Note, pursuant to Article 9, Chapter II, Title III of the CNV Rules (T.O. 2013).

Yours faithfully,

Ricardo Nicolás Mallo Huergo

President

Empresa de Energía del Cono Sur S.A.

ANNOUNCEMENT

Only to be used within the Republic of Argentina

EMPRESA DE ENERGÍA DEL CONO SUR S.A.

Announces Mandatory Tender Offer in respect of Class B and Class C Shares issued by Empresa Distribuidora y Comercializadora Norte S.A.

The Class B Shares are listed on the BYMA

This announcement is made public pursuant to the provisions of Argentine Law No. 26,831, as amended (including, but not limited to, Law No. 27,440 of Productive Financing) (the “Capital Markets Law”), Chapter II, Title III of the CNV Rules (T.O. 2013) (the “CNV Rules”, and together with the Capital Markets Law, the “OPA Rules”) regarding the regime for public tender offers of securities and contains the main characteristics of the offer which was formally approved by the Argentine Securities Commission on November 4, 2021 (Comisión Nacional de Valores, or the “CNV”).

The terms and conditions of the Offer (as defined below) are further described in the prospectus of the Offer dated November 12, 2021 (the ''Prospectus'').

Tender Offer Agent: Global Valores S.A

(Integral Liquidation and Compensation Agent – CNV Registered no. 37; BYMA Member no. 59, MAE Agent no. 659, ROFEX Agent no. 425)

Empresa de Energía del Cono Sur S.A. (“Edelcos” or the “Offeror”) announces the commencement of a mandatory tender offer (the “Offer” or the “Mandatory Tender Offer”) addressed to all the shareholders of Empresa Distribuidora y Comercializadora Norte S.A. (“Edenor”), holding Class B shares (the “Class B Shares”) and Class C shares (the “Class C Shares” and together with the Class B Shares, the “Shares”, and individually each of them, a “Share”) with a par value of Ps.1 each and the right to one vote per issued and outstanding share, free and clear of any lien, pledge or precautionary measure and not owned directly or indirectly by the Offeror at the time of the Offer. The Class B Shares are listed on the Buenos Aires Securities Market (Bolsas y Mercados Argentinos, or the “BYMA”).

1)	The Offeror.

Edelcos, CUIT No. 30-71702715-5, is a corporation (sociedad anónima) organized under the laws of the Republic of Argentina with its registered office at Maipú 1252, 12th floor, in the City of Buenos Aires, Argentina. Edelcos currently has no securities admitted to trading. Edelcos is 99.99% owned by South American Energy LLP, a limited liability partnership organized under the laws of the United Kingdom of Great Britain and Northern Ireland and registered with the Companies House of such jurisdiction under number OC434488. It is registered pursuant to the terms of Section 123 of Law 19,550 as of July 5, 2021, and its registered office is located at Espejo 65, 2nd Floor, Department “F”, City of Mendoza, Province of Mendoza.

2)	Background of the Offer.

The background of the Offer was detailed in the publication of relevant matters (hechos relevantes) of Pampa Energía S.A. (“Pampa”) and Edenor on December 28, 2020, the announcement of the Offer made on July 29, 2021 and the Prospectus published in the daily bulletin of BYMA and published as a relevant matter of Edenor on the CNV’s website. Edelcos agreed with Pampa to acquire a controlling interest in Edenor through the acquisition of all of Edenor’s Class A shares, representing 51% of the capital stock and voting rights of Edenor (the “Transaction”). For further information on the purchase price of the Class A Sharer’s of Edenor and the Transaction, please refer to Pampa's relevant matter published on December 28, 2020, on the website of the CNV www.argentina.gob.ar/cnv. The closing of the Transaction occurred on June 30, 2021, with Edelcos acquiring control of Edenor on such date.

Additionally, pursuant to the Transaction, and subject to the satisfaction of certain conditions precedent, including, without limitation, (A) the absence of an event of default with respect to certain affirmative and negative covenants made by Edelcos in connection with the financing of a portion of the price for the acquisition of a controlling interest in Edenor, and (B) the absence of an event of default under the Edenor Class 9 Notes, Pampa has committed to execute a share purchase agreement, by means of which Edelcos will sell to Pampa and Pampa will acquire from Edelcos, that certain amount of Class B Shares which is equal to the lesser of (i) that certain number of Class B Shares representing 35% of the capital stock and voting rights of Edenor, and (ii) 90% of the Class B Shares tendered and accepted in the Offer, rounded, in each of (i) and (ii) above, if the result of the applicable percentage results in a decimal number, to the immediately preceding integer number. In addition, notwithstanding the Transaction, pursuant to the OPA Rules, Pampa is not obliged to promote, formulate or launch the Offer, nor has it taken any part in the determination or formulation of any of the terms and conditions of the Offer.

The board of directors of Edelcos, at its meeting held on June 28, 2021, has (i) approved the Offer, representing that it has available economic resources as are necessary to pay the price of the Offer and (ii) determined the price per Share for the Offer.

3)	The Mandatory Tender Offer.

The Offer consists of a mandatory tender offer for Shares at a price per Share to be paid in cash in Pesos.

The Offer is irrevocable and may be modified only in compliance with the provisions of the OPA Rules or the Prospectus. The Offer shall be voluntarily accepted by the shareholders of Edenor and, therefore, the holders of Shares may elect to participate in the Mandatory Tender Offer or keep their holdings of shares.

This Offer is promoted and formulated to comply with the provisions of the OPA Rules in connection with the change in control of Edenor.

4)	Mandatory Tender Offer Price.

As the sole consideration and in accordance with the guidelines set forth in the applicable rules, the Offeror offers to pay to the respective shareholders of Edenor Shares (the "Shareholders") Ps. 29.34 (twenty nine with 34/100 pesos) per Share (less any cash dividends per Share paid by Edenor from the date of this announcement until the settlement date and fees, commissions, taxes, levies or contributions) (the “Offered Price”). The Offered Price will be paid in Argentine pesos within 5 business days following expiration of the Offer Period (as defined below).

The Offered Price was determined in accordance with the standards of the CNV rules for the determination of the equitable price and has not been objected. The share price of the Class A shares purchased by Edelcos was Ps.21.79 (twenty-one pesos with 79/100). Since the date of determination of the Offered Price, Edenor’s shares have suffered a temporary increase in the market price, which as of the last trading day prior to the Offer to Purchase was Ps.66.70 (sixty-six pesos with 70/100) per share. It is worth noting that such increase in Edenor’s shares trading price is in line with the increase in the trading prices of the equity securities of other Argentine energy public companies, therefore, the increase corresponds to general market conditions and is not a result of any particular condition of the Offeror.

5)	Term and Conditions to the Offer.

The Offer shall remain open for a period of 20 (twenty) business days, commencing at 10:00 a.m. on November 12, 2021 through 3:00 p.m. on December 13, 2021 (the “General Term”). The expiration of the General Term will be the “Expiration Date”. At the Offeror's option, the General Term may be extended for an additional period of up to 5 (five) business days (the “Additional Term”) for those shareholders who have not accepted it within the General Term, to do so within the Additional Term, by the same means and on the same terms and conditions as those granted to those who have expressed their opinion within the General Term in which case, the “Expiration Date” will be such date of expiration of the Additional Term after the extension of the General Term. The “Tender Offer Period” will be the period from the beginning of the General Term through 3:00 p.m. on the Expiration Date. After the conclusion of the Tender Offer Period, the Offer will expire and no tenders will be received.

6)	Guarantee.

Pursuant to Article 21, Section V, Chapter II, of Title III of the CNV Rules, on October 29, 2021 Afianzadora Latinoamericana Cia. de Seguros S.A. Premiar Compañía Argentina de Seguros S.A., Galeno Caución S.A., Fianzas y Crédito S.A. Compañía de Seguros and Tutelar Seguros S.A. issued a surety insurance policy to guarantee the Offeror’s obligations under the Offer (the “Guarantee”).

7)	Conditions to the Offer.

The Offer is an irrevocable offer, and shall not be amended, revoked or otherwise cease to be in force and effect other than in accordance with the terms hereof and with the provisions of the Prospectus and any applicable rules and regulations.

8)	Tax Withholding.

The Offered Price will be paid net of any applicable income tax. Pursuant to the provisions of Article 26, paragraph u) of the Income Tax Law, the results from the sale of shares are exempt from income tax for individuals and undivided resident exempt from such tax for individuals and resident undivided estates when such transactions are carried out through a public tender offer and/or exchange are carried out through a public tender offer and/or exchange, authorized by the CNV. The same treatment corresponds to foreign beneficiaries who do not reside in non-cooperating jurisdictions or when the invested funds do not come from foreign countries. the invested funds do not come from non-cooperating jurisdictions. Foreign beneficiaries residing in non-cooperative jurisdictions and funds invested originating in non-cooperative jurisdictions will be subject to income tax on capital gains from the disposal of the Shares, at a rate of 35% on the net gain (see Decree No. 279/2018 (B.O. 09.04.2018)). In addition, General Resolution (AFIP) No. 4227/2018 (B.O. 12.04.2018), regulated -among others- the mechanism for withholding and payment of capital gains tax obtained by foreign beneficiaries.

9)	Tender Offer Agent

Global Valores S.A. (Integral Clearing and Settlement Agent (Agente de Liquidación y Compensación Integral), CNV Assigned Registration Number 37 of the CNV, BYMA Member No. 59, MAE Agent No. 659, ROFEX Agent No. 425), domiciled in Ortiz de Ocampo 3302, Module 1, 5th Floor, UF 623, City of Buenos Aires, Argentina (phone number: (5411) 5235 1232 y 15 4949 0061 and/or via email to opa@globalvalores.com.ar (in each case, from Monday to Friday between 10:00 a.m. through 6:00 p.m.)), is the Tender Offer Agent, copies of this announcement and the Prospectus will be available at its offices.

10)	Markets. International concurrent offer

The Offer is made to BYMA. Concurrently with the Offer, the Offeror will be making a public offer to be launched in the United States of America in respect of all of: (i) American Depositary Shares of Edenor (the ''ADSs'') and (ii) Class B Shares held by a U.S. Person (pursuant to Rule 902 (k)(2) of Regulation S under the Securities Act ''Rule 902 (k)(2) of Regula/on S under the Securities Act''), so that such holders may participate in the Mandatory Tender Offer (the ''International Offering'') upon conversion of their ADS holdings into Shares, if applicable.

11)	Miscellaneous.

Payment of the Offered Price will occur within 5 Business Days after the Expiration Date. The Offeror will announce the definitive payment date of the Offered Price in the press release announcing the results of the Offer, once the Offer Period has expired.

This announcement and the information contained herein are for informational purposes only and do not constitute and shall not be construed as an offer to acquire shares or an invitation to transfer shares (including, without limitation, the Shares). The definitive terms and conditions of the Offer shall be described in the Prospectus and in any other document relating to the Offer, which is published in BYMA’s bulletin and as a relevant matter of Edenor in the CNV’s website.

City of Buenos Aires, November 12, 2021.

Ricardo Nicolas Mallo Huergo

President

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Germán Ranftl
Germán Ranftl
Chief Financial Officer

Date: November 12, 2021